John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS  66211
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

June 28, 2017

Lauren Hamill
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street N.E.
Washington, D.C.  20549

Re:	WP Trust (the “Trust”) (File Nos. 811-23086 and 333-206306)

Dear Ms. Hamill:

On April 28, 2017, the Trust filed with the Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 8 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 11 under the Investment Company Act of 1940, as amended, to the Trust’s registration statement (collectively, the “Amendment”).  The Amendment was filed for the purpose of making certain revisions to the investment strategies of the IPS Strategic Capital Absolute Return Fund (the “Fund”), a series of the Trust.

You recently provided comments to me and my colleague relating to the Amendment.  This letter responds to those comments.  For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response below to each such comment.  Contemporaneously, with this letter that we are submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).  The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

Fee Table

1.
Comment:  Please confirm whether there will a separate line item titled “Acquired Fund Fees and Expenses” included in the fee table or, if not, affirm supplementally that any acquired fund fees and expenses are expected to be less than one basis point and included in the line item titled “Other Expenses.”

Response:  The Trust confirms that it expects acquired fund fees and expenses to be less than one basis point, and, as a result, it will include those expenses in “Other Expenses.”  Accordingly, the Trust has not revised any of the disclosures in response to this comment.

2.	Comment: Please delete footnote 2 from the Fund’s fees and expenses table as the Fund has been operational since April 2016 through its fiscal year ended February 28, 2017.

Response:  The Trust has revised the Fund’s disclosure to address this comment.

Lauren Hamill
U.S. Securities and Exchange Commission
June 28, 2017

Principal Investment Strategies

3.
Comment:  In regards to the Fund’s principal investment strategy, the SEC Staff notes that the Fund’s “primary strategy consists of selling and purchasing put and call options on equity indexes and exchange-traded funds (“ETFs”).”  However, in the Fund’s principal risks disclosure, and specifically, the “Options risk,” the disclosure indicates that there is a principal risk of investing in options based on equity securities and indices.  Please clarify this apparent inconsistency.  Please also clarify the disclosure with respect to the types of reference assets on which the options in which the Fund may invest will be based.

Response:  The Trust has revised the Fund’s risk disclosures to address this comment.

4.	Comment: Please revise to the Fund’s principal risk titled “Other Investment Company Securities risk” to add “and ETF” so that it reads “Other Investment Company and ETF Securities risk.”

Response:  The Trust has revised the Fund’s disclosure to address this comment.

5.	Comment: Please consider adding a boxed disclosure defining ETFs similar to the boxed disclosure defining “Portfolio Turnover” in the Fund’s prospectus.

Response:  The Trust has considered this comment but is declining to add such disclosure at this time.

* *  *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively